Exhibit 99(h)(3)

June 30, 2026

First Eagle ETF Trust
1345 Avenue of the Americas
New York, NY 10105

Re: Expense Limitations for the funds identified on Schedule A (each, a “Fund” and collectively, the “Funds”)

Dear First Eagle ETF Trust:

First Eagle Investment Management, LLC (the “Investment Adviser”) and First Eagle ETF Trust (the “Trust”), on behalf of each Fund, hereby confirm their agreement as follows:

Effective for the period beginning on the date set forth on Schedule A and ending on the date set forth on Schedule A (the “Limitation Period”), the Investment Adviser agrees to waive fees and/or reimburse annual operating expenses (excluding interest charges on any borrowings, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, dividend and other expenses relating to short sales, and extraordinary expenses, if any) (“Operating Expenses”) of each Fund so that the Operating Expenses of each Fund are limited to the respective rate per annum, as noted on Schedule A, of that Fund’s average daily net assets (each, an “Expense Limitation”). Commitment fees relating to borrowings are treated as interest for purposes of this section, as are interest and related charges and expense associated with operation of the tender option bond trusts to be sponsored by First Eagle Core Municipal ETF and the issuance of the “inverse floater” securities to the Fund by said trusts.

The Investment Adviser understands that it shall look only to the assets attributable to the respective Fund for performance of this Agreement and for payment of any claim the Investment Adviser may have hereunder, and neither any other series of the Trust or a Fund, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and is to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York. Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires approval of the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as that term is defined in the Investment Company Act of 1940.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same.

FIRST EAGLE ETF TRUST, on behalf of each fund identified on Schedule A, individually and not jointly By: /s/ Mehdi Mahmud Name: Mehdi Mahmud Title: President

Agreed and Acknowledged:

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By: /s/ Mehdi Mahmud

Name: Mehdi Mahmud

Title: President and Chief Executive Officer

2

SCHEDULE A

Fund	Limitation Period	Expense Limitation
First Eagle Mid Cap Equity ETF	January 9, 2026 through February 1, 2027	0.55%

First Eagle US Equity ETF	January 9, 2026 through February 1, 2027	0.45%

First Eagle Small Cap Equity ETF	Effectiveness of the Registration Statement through June 30, 2027	0.55%

First Eagle Core Municipal ETF	Effectiveness of the Registration Statement through June 30, 2027	0.25%
A-1